Final Term Sheet

Filed Pursuant to Rule 433

Registration No. 333-236148

January 19, 2021

Wells Fargo & Company

3,510,000 Depositary Shares, Each Representing a 1/25th Interest

in a Share of 3.90% Fixed Rate Reset Non-Cumulative Perpetual Class A Preferred Stock, Series BB

Issuer:	Wells Fargo & Company

Title of Securities:	Depositary Shares, each representing a 1/25th interest in a share of 3.90% Fixed Rate Reset Non-Cumulative Perpetual Class A Preferred Stock, Series BB

Size:	$3,510,000,000 (3,510,000 depositary shares)

Maturity:	Perpetual

Liquidation Preference Amount:	$25,000 per share of Series BB Preferred Stock (equivalent to $1,000 per depositary share)

Dividend Rate (Non-Cumulative):	Commencing March 15, 2021, at an annual rate equal to (i) 3.90% from, and including, January 26, 2021 to, but excluding, March 15, 2026 (the “first reset date”), and (ii) the five-year treasury rate as of the most recent reset dividend determination date plus 3.453% for each reset period, from, and including, the first reset date, commencing on June 15, 2026.

Dividend Payment Dates:	15th day of each March, June, September and December, commencing on March 15, 2021

Dividend Period:	The period from, and including, a dividend payment date to, but excluding, the next dividend payment date, except for the initial dividend period which will be the period from, and including, January 26, 2021 to, but excluding, March 15, 2021.

Reset Period:	The period from, and including, a reset date to, but excluding, the next succeeding reset date. For avoidance of doubt, the first reset period will be the period from, and including, the first reset date to, but excluding, March 15, 2031.

Reset Date:	The first reset date and each date falling on the fifth anniversary of the immediately preceding reset date, and no reset date, including the first reset date, will be adjusted due to the occurrence of a non-business day.

Reset Dividend Determination Date:	In respect of any reset period, the day that is three business days prior to the first day of such reset period, subject to adjustment by the calculation agent, as discussed in the prospectus supplement.

Calculation Agent:	The issuer will appoint a calculation agent prior to the first reset dividend determination date. An affiliate of the issuer may be appointed the calculation agent.

Optional Redemption:	On any dividend payment date on or after March 15, 2026, the Series BB Preferred Stock may be redeemed at the issuer’s option, in whole, or in part, at a redemption price equal to $25,000 per share (equivalent to $1,000 per depositary share), plus an amount equal to any declared and unpaid dividends up to the redemption date, without accumulation of any undeclared dividends. The Series BB Preferred Stock also may be redeemed at the issuer’s option in whole, but not in part, prior to March 15, 2026 upon the occurrence of a “regulatory capital treatment event,” as described in the prospectus supplement, at a redemption price equal to $25,000 per share (equivalent to $1,000 per depositary share), plus an amount equal to any declared and unpaid dividends up to the redemption date, without accumulation of any undeclared dividends. Neither the holders of Series BB Preferred Stock nor holders of depositary shares will have the right to require the redemption of the Series BB Preferred Stock. Certain limitations on our ability to redeem the Series BB Preferred Stock are discussed in the prospectus supplement.

Trade Date:	January 19, 2021

Settlement Date:	January 26, 2021 (T+5)

Price to Public:	$1,000.00 per depositary share

Underwriting Discount:	$10.00 per depositary share

Net Proceeds (before expenses) to Issuer:	$3,474,900,000.00

Sole Book Running Manager:	Wells Fargo Securities, LLC

Co-Managers:	Blaylock Van, LLC
CastleOak Securities, L.P.
Loop Capital Markets LLC
Siebert Williams Shank & Co., LLC
Truist Securities, Inc.

Junior Co-Managers:	Academy Securities, Inc.
American Veterans Group, PBC
AmeriVet Securities, Inc.
Apto Partners, LLC
Bancroft Capital, LLC
BNY Mellon Capital Markets, LLC
C.L. King & Associates, Inc.
Cabrera Capital Markets LLC
Capital One Securities, Inc.
Citizens Capital Markets, Inc.
DBS Bank Ltd.
Drexel Hamilton, LLC
FHN Financial Securities Corp.
Fifth Third Securities, Inc.
Great Pacific Securities
KeyBanc Capital Markets Inc.
MFR Securities, Inc.
Multi-Bank Securities, Inc.
Penserra Securities LLC
R. Seelaus & Co., LLC
Roberts & Ryan Investments, Inc.
Samuel A. Ramirez & Company, Inc.
Stern Brothers & Co.

Telsey Advisory Group LLC
U.S. Bancorp Investments, Inc.

Supplemental Plan of Distribution:	DBS Bank Ltd. is not a U.S. registered broker-dealer, and will not effect any offers or sales of any depositary shares in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of FINRA.

Listing:	None

CUSIP/ISIN:	949746TD3/US949746TD35

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or e-mailing: wfscustomerservice@wellsfargo.com.